FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Fifth Investor Conference T-Latam: a story of transformation, growth and delivery José María Álvarez-Pallete Executive Chairman, Telefónica Latinoamérica	45

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Telefónica, S.A.
Date:	May 25th , 2006	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors



FIFTH **INVESTOR** CONFERENCE

Valencia. May 25 th - 26 th. Ciudad de las Artes y las Ciencias

Telefónica

T-Latam: a story of transformation, growth and delivery

José María Álvarez-Pallete
Executive Chairman, Telefónica Latinoamérica

FIFTH **INVESTOR** CONFERENCE
Valencia, May 25 th - 26 th.
Ciudad de las Artes y las Ciencias

THE BEST COMBINATION OF GROWTH AND RETURNS

Telefónica

Valencia - May 25, 2006

FIFTH INVESTOR CONFERENCE

Disclaimer

This presentation contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Although Telefónica believes that these statements are based on reasonable assumptions, such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors, most of which are difficult to predict and are generally beyond Telefónica's control.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). Telefónica may present financial information herein that is not prepared in accordance with IFRS. This non-GAAP financial information should be considered in addition to, but not as a substitute for, financial information prepared in accordance with IFRS. Telefónica has included such non-GAAP financial information because Telefónica's management uses such financial information as part of its internal reporting and planning process and to evaluate Telefónica's performance. Accordingly, Telefónica believes that investors may find such information useful. However, such non-GAAP financial information is not prepared in accordance with IFRS or any other generally accepted accounting principles, and such non-GAAP financial information, as defined and calculated by us, may be different from similarly-titled financial information used by other companies. Investors are cautioned not to place undue reliance on such non-GAAP financial information.

Index

FIFTH INVESTOR CONFERENCE

01 T-Latam: consistent delivery on commitments

CAGR in fixed exchange rates

We have met the commitments made in 2003 .. | **.. and we are on the right track to continue doing so**

	Actual[1] 2002-05	Commitment[2] 2002-06		Actual[1] 2004-05	Commitment 2004-08	
Revenues	8.6%	6-9%	✓	6.2%	4-7%	✓
EBITDA[3]	7.9%	7-10%	✓	8.1%	5-9%	✓
Operating CF[4]	9.0%	8-11%	✓	6.7%	5-9%	✓
CAPEX/ Revenues | CAPEX	9.9%	10-11%	✓	13.2%	6-10%	✗

1 Aggregated figures for fixed telephony operators, T.Empresas and TIWS
2 Aggregated figures for fixed telephony operators
3 OIBDA for 2004 and 2005
4 Adjusted OIBDA-CAPEX for 2004 and 2005
Note: Excluding Terra Latam

ROCE increased by 2.7 p.p. in 2005

Telefónica

01

A year ago we committed to transforming the company and we are making good progress

2005 figures



- 100% customer focus
  - Over 700,000 new DSL accesses
  - 30% of revenues from non-voice businesses*
  - 3.5 p.p. increase in customer satisfaction
  - Stabilization of DSL churn
- Leaner and flexible
  - 1.1 p.p. increase in OIBDA margin
  - 1.5 p.p. reduction of non-commercial/total expenses**
  - 4.8 p.p. increase in asset turnover
- One regional company
  - 11% of managers rotated regionally
  - All household clients under the same billing & collection system

* Including Terra Latam

** Only fixed telephony operators

01 100% customer focus: reinventing the traditional business ...

We have captured population growth ...

2003-05 CAGR. Percentage


T-Latam fixed telephony acceses
2.0
Number of households*
1.9

... despite the significant increase in mobile users

2003-05 CAGR. Percentage


Evolution of mobile users*
41.0

T-Latam fixed telephony accesses mix

Millions. Percentage


20.9
21.4
21.7
Postpaid and traditional
87
78
74
Prepaid and control
13
22
26
2003
2004
2005


RECARGABLE







* Includes Sao Paulo, Argentina, Chile and Peru

Source: Yankee, EMC, Anatel, Teleco

FIFTH INVESTOR CONFERENCE

01 ... and driving the broadband market to increase ARPU

% CAGR 2003-05*

Evolution of DSL accesses**



Thousands
68%
770
1,423
2,165
2003
2004
2005

ARPU



Index
5.3%
100
105
111
2003
2004
2005

DSL accesses quarterly net gain**



Thousands
2005
2004
2003
1Q
2Q
3Q
4Q



kit ADSL



Contrata AQUI
Speedy



Speedy
Night & Weekend
128 kbps
$11.990

* Fixed exchange rate 2003
** Includes retail and wholesale accesses
Note: Figures excluding Terra Latam

01 Leaner and flexible: improving our efficiency ...

Balance sheet key parameters

Millions of current euros


Shareholders' equity
x2.2
Net debt
2003
2004
2005*

CAPEX and depreciation evolution**

Index


100
94
94
Depreciation
x2.0
36
42
47
CAPEX
2003
2004
2005

Asset turnover increased by 14.2 p.p. since 2003

Unitary CAPEX for DSL

Index


100
-60%
48
40
2003
2004
2005

Unitary network cost

Constant euros per line***


31.4
28.8
27.8
2003
2004
2005

* Includes T. Empresas, TIWS and Terra Latam
** Depreciation 2004 according to IFRS
*** Fixed exchange rate 2004

FIFTH INVESTOR CONFERENCE

01 … through regional operational projects

***From*:**
Many local systems with multiple databases…

Brazil

Customer care	Billing	Collection
Clients	Products, Clients	Clients

Argentina

Customer care	Billing	Collection
Clients, Products	Products, Clients	

Chile

Customer care	Billing	Collection
Clients, Products	Products	Clients

Peru

Customer care	Billing	Collection
Products	Clients, Products	Clients

***To*: …a "world class" regional system and database (ATIS)**


Customer care
Clients
Billing
Products
Collection
$

ATIS' competitive advantage …

- **Commercial intelligence**: all client and product information in one database
- **Improved time-to-market**: flexibility to sell/bill new products in all countries
- **Process homogenization** and exchange of best practices through the new platform
- **Reduced IT cost** leveraging regional scale

Billing & collection of 100% of residential clients under new system

01 Additionally, we have entered Colombia to leverage Telefónica's success model

2005 figures

Colombian Telecom: a solid platform for growth ...

- **The market leader ...**
  - Revenues: EUR 731 millions
  - EBITDA margin: 46%
  - 2.6 million fixed telephony accesses in services
  - National coverage with high capillarity
- **... in a large market with significant potential**

Broadband penetration

Percentage



Argentina 7.2
Chile 16.6
Brazil 6.2
Peru 5.7
Colombia 2.1

... with clear levers for value creation

Optimize traditional business
- Develop new products tailored to each client and region
- Develop access network
- Upgrade systems to support commercial efforts



Accelerate broadband
- Enhance coverage
- Install advanced switching technology
- Increase international interconnection capacity



Capture Group synergies
- Capture regional/global best practices and economies of scale
- Leverage fixed-mobile initiatives

We have already started the integration of Colombia Telecom

Source: Pyramid

01 Despite strong competition, we have increased our regional leadership

Growth DSL 2004–05 in thousands
Colombia Telecom

Market consolidation ...


TELMEX
TELMEX
Telefónica
Telefónica
TELMEX
Telefónica
Telefónica
Telefónica
TELMEX
TELMEX

... stronger presence of cable operators through duo/trio packages

Multicanal

VTR BANDA ANCHA

NET

CableVisión

T-Latam's leadership

Regional market share in revenues

Percentage


19
21
23
25
2002
2003
2004
2005

Fixed telephony accesses 2005. Millions

DSL accesses 2005. Thousands


T-Latam
24.2
2,177
742
Telmex
20.9*
1,400**
651

* Includes estimated number of 64KB lines
** Includes Net Brasil

Source: Pyramid

Index

02 Latam: solid macroeconomic fundamentals and higher stability ...

% CAGR 2003-05

Latam real GDP growth

Percentage. 2003-05


6.4
1.7
4.6
3-4
Growth in all countries
2003
2004
2005
2006-09E

Country risk

Basis points


9,000
2,000
1,000
0
Argentina
Brazil
Peru
Colombia
Chile
2002
2003
2004
2005
2006

International reserves

USD millions


60,000
40,000
20,000
0
Brazil
Argentina
Chile
Colombia
Peru
2002
2003
2004
2005

Foreign Direct Investment in Latam

USD billions


26%
41
61
66
2003
2004
2005

Source: Global Insight; EIU; Bloomberg

02 ... favorable demographics...

% CAGR 2005-09

Total households
Millions



Sao Paulo
1.7%
11.6
12.4
Southern Argentina
1.0%
5.1
5.3
Chile
1.5%
4.3
4.6
Peru
1.0%
7.5
7.8
Colombia
1.8%
11.6
12.5
2005
2009

13 million Latin Americans climbed **out of poverty** in 2004 and 2005

Higher income segments growing twice as fast as lower income

Over **1 million new ABC-segments households** by 2009

Source: Pyramid; National Institutes for Statistics of each country; internal estimates

02 ... where we have a clear competitive advantage being part of Telefónica

	Company	OIBDA growth (%) 2005 vs. 2004	DSL accesses growth[4] ('000) 2005 vs. 2004	Total DSL accesses[4] ('000) 2005A
T-Latam[1]	TLatam	8.1	742	2,165
	Telmex[2]	6.8	651	1,400
Brazil	TLatam (TeleSP)[3]	9.5	380	1,207
	Telemar (Group)	3.6	309	805
	Brasil Telecom (Group)	-6.5	479	1,014
Argentina	TLatam (TASA)[3]	6.6	113	303
	Telecom Argentina (Group)	-2.2	98	226
Chile	TLatam (CTC)[3]	-4.1	113	314
	VTR	n/a	127	303
	Entel (Group)	21.5	-4	55

By leveraging Group synergies, our companies outperform competitors in all markets

1 Adjusted OIBDA, in constant 2004 euros
2 Includes Net Brazil
3 Reported OIBDA in local currency
4 Wholesale and retail DSLs included. Terra not included

02 T-Latam: a transformed company uniquely positioned to consolidate growth

Grow in revenues while increasing profitability (ROCE) and cash flows

	"Key themes"
***Grow* access lines and ARPU through an enhanced offer**	**Sub-segment based value proposition** **F-M joint offers** **Innovation**
Improve *efficiency* by leveraging scale	Regional operations F-M synergies
Ensure business *sustainability*	Talent Public positioning Customer satisfaction

T-Latam's competitive advantages

- Regional scale
- Part of an integrated Group
- World-class efficiency
- Diverse/large pool of talent

02 Households: a sub-segment based strategy already in place …

Different client needs …	… requiring a tailored strategy …	… already providing good results



- **Develop and retain premium customers**
  - Bundles (voice, broadband, TV, mobile)
  - Differentiated customer service levels


Speedy



- **Develop traditional customers**
  - Massive deployment of broadband and VAS
  - New price plans
  - Joint fixed-mobile offers


Speedy



- **Serve low-income customers profitably**
  - Tailored pricing strategy
  - Reduced service costs and CAPEX requirements
  - Prepaid products penetration



Call center cross-selling effectiveness


54%
2004
2005

Direct sales force effectiveness


75%
2004
2005

* Example of TASA

02 ... consolidating growth ...

% CAGR 2005-09

Boosting DSL deployment

- Reinforce **Speedy brand** and develop aggressive **marketing** campaigns
- Develop **value-added service** as a differentiating factor
- Launch high/impact **retention** actions
- Promote **PC penetration**


DSL accesses
20-25%
2005
2009

Renovating the traditional business

- Deepen **customer knowledge** and homogenize **segmentation** criteria
- Optimize **channel mix** by transferring best practices in each country
- Extend product offer to **increase ARPU**


Clients with prepaid/control and traffic packages
Percentage
~35
60-65
0-1% annual growth in fixed telephony accesses
2005
2009

02 ... leveraging Terra's unique assets to reinforce Speedy value proposition ...

Strong cross-selling potential ...

- **Top 3 player in all countries** in ISP and portal businesses with revenues of EUR 267 million
- **Strong brand** in the region and "top of mind" in Brazil and Chile
- ~3 million **VAS subscribers***
- ~35 million **unique visitors**


terra
terra

Terra's goal: the leading audiovisual portal and internet service provider in Latam

... and complementary commercial strategy

- Offer **bundles** with Terra's VAS in every Speedy access (Terra TV, e-mail, etc.)
- Implement an integrated **channel** management strategy and launch **joint promotions**
- Leverage Terra's **innovation** capacity/ **know-how**

* Does not include access subscribers

02 ... and strengthening our offer with pay TV

% CAGR 2005–09

A regional strategy ...

- **Initial launch in Chile and roll-out to other countries** leveraging regional synergies
- Implement **dual satellite and IPTV strategy** to:
  - Reduce time-to-market
  - Increase coverage
  - Increase CAPEX efficiency
- Focus on commercialization of duo and trio **packages**

... leveraging Telefónica's experience ...

Telefónica is already successful in pay TV...

- **Cable Mágico**:
  - 450,000 + subscribers
  - 15% of revenues from ads and shopping channel
- **Imagenio**: 250,000 subscribers in Spain

... which gives us a clear advantage to deploy the service

- Proven technological platform
- Deep market knowledge
- Strong relationships with content suppliers
- Some exclusive content

... to become a leading player in the region

Regional target
Thousands of customers


22–35%
1,000-1,500
450
2005
2009

Satellite product launched in May in Chile with a time to market of less than 5 months


Speedy
50%
$17.890
$5.950

02 SMEs: grow faster than the market by tailoring the offer to client sub-segments ...

A heterogeneous client base ...


ICIPP











... requiring a sub-segmented commercial approach ...

- Deepen **customer knowledge** to increase the rate of sales per contact
  - Advanced **segmentation** (propensity models)
  - Strengthened **commercial intelligence** (regional customer database)
- **Expand channels** to interact with clients (indirect channels, internet, technicians visits, etc.)
- Increase penetration of alternative **traffic plans** to increase ARPU

... already providing good results

Sales conversion – Fixed Telephony*



+70%
Not seg-mented
Sub-seg-mented

Sales conversion – Traffic plans**



+27%
Not seg-mented
Sub-seg-mented

* Telesales inbound Brazil
** Telesales outbound Brazil

02 ... and by boosting broadband and new services

% CAGR 2005–09

Key initiatives

- Accelerate **DSL penetration** through new packages, bundles, and PC services
- Expand **product offer** by moving up the customer's **value chain** into desktop management (equipment, PC support, Speedy business, etc.)
- Leverage DSL platform to increase adoption of **value-added services** (antivirus, virtual disk, etc.)
- Work closely with **T. Móviles** to foster **cross-selling**

DSL accesses


14-16%
2005
2009


Speedy Business 350
Saiba Mais

Revenues from non-voice


12-16 p.p.
2005
2009


Speedy
ISO
9001
Speedy Business 2M
Máxima velocidade na internet! Recomendado para redes* de até 30 PCs.
Saiba Mais

FIFTH INVESTOR CONFERENCE

02 Corporations: transforming the segment ...

Customer needs are changing ...



Higher demand for integrated solutions ...

... tailored to specific needs of each sector


M&T Bank



Need for advice and agility ...

... more regionalization/ globalization in managing their businesses



... which requires a commercial transformation

- **Integrated solutions**
- **Sector-specific** product offering
- Role as **advisor**/ consultant
- **Hybrid execution** developing alliances/ partnerships

Telefónica

02 ... to provide advanced and integrated telecommunications solutions

CAGR 2005–09*

Key initiatives

- Continue to **move up** the **value-chain**:
  - Providing regional portfolio of IT solutions
  - Offering sector-specific solutions
  - Leveraging Group infrastructure and alliances
- **Manage customer relationship jointly** with **T. Móviles**
  - Channels
  - Shared incentives/objectives
  - Market intelligence
- Consolidate **Global Clients** management model
  - Homogenized processes
  - Increased share of wallet with VASs
- Increase market share of **International Services**

Revenues by product

Percentage


IT
Data and internet
Voice
100
100
7
36
57
17
39
44
2005
2009

ARPU

Index


4-6%
2005
2009

* Fixed exchange rate 2005

02 TIWS: reinforcing our value proposition

Key initiatives

- Reinforce **value proposition for corporations** by providing global solutions
- Manage wholesale international business globally by **leveraging Group scale:**
  - Rationalization of interconnections and investments
  - Increased bargaining power for termination call costs
  - Switching optimization
- Lead **international broadband development** through **global reach expansion**
- Innovate and deploy **new convergent services** around a centralized platform (roaming Wi-Fi, VoIP, etc.)



CAGR 2005-09*


Revenues
Index
17-20%
100
2005
2009


International IP traffic
Average annual MB. Index
50-55%
100
2005
2009

Submarine cable maximum capacity of 1.92 Tbps with marginal investment

* Fixed exchange rate 2005

02 Develop innovative fixed-mobile solutions …

New initiatives for 2006

		Households	SMEs	Corporations
Commercial synergies	Products & Services	Last mile "optimization"		
		Bundled offers	Bundled offers	
		Integrated fixed-mobile services	Integrated fixed-mobile services	Integrated fixed-mobile services
	Channels	All Telefónica products available at all points of customer contact	All Telefónica products available at all points of customer contact	All Telefónica products available at all points of customer contact



20+ joint initiatives launched in 2005

Building on a proven track record:

- **Corporations:**
  - Collaboration/ integration of sales forces in all countries
  - Integrated management for global customers
- **Distribution channels:**
  - Speedy sales in Movistar shops
  - Call center signaling and coordination
- **Convergent offers:**
  - In-group minutes
  - F-M Virtual Private Networks

FIFTH INVESTOR CONFERENCE

02 ... and foster innovation to consolidate leadership and growth

Many projects being implemented ...

Attitudinal segmentation



Pay TV



Internet TV



GICS



VASs


Detector de Virus

VoIP SMEs



Low-income



Dr. Speedy



FCR



Atl@s



Gaudi



... and many new opportunities being explored

Households
- Entertainment
- New channels
- Home support
- ...



SMEs
- Professional services
- Electronic payment
- ...





Corporations
- Mobility
- ITC on demand
- ...



Target: EUR 350 million in revenues from innovation by 2009

Telefónica

02 T-Latam: a transformed company uniquely positioned to consolidate growth

Grow in revenues while increasing profitability (ROCE) and cash flows

"Key themes"

Grow access lines and ARPU through an enhanced offer
- Sub-segment based value proposition
- F-M joint offers
- Innovation

Improve *efficiency* by leveraging scale
- **Regional operations**
- **F-M synergies**

Ensure business *sustainability*
- Talent
- Public positioning
- Customer satisfaction

T-Latam's competitive advantages
- Regional scale
- Part of an integrated Group
- World-class efficiency
- Diverse/large pool of talent

02 Improve operational efficiency...

CAGR 2005-09*

- Leverage our **modern network** to support new services (DSL, pay TV, entertainment, etc.)
- **Homogenize and consolidate** operations to benefit from economies of scale
- Capture **synergies** with other Telefónica businesses
- Increase **flexibility** through a higher proportion of variable costs
- Foster **best practice exchange**


Unitary CAPEX for DSL
Index
100
0-(-1)%
2005
2009


OPEX/line
Index
100
0-1%
Commercial
Non-commercial
30
70
35
65
2005
2009

* Fixed exchange rate 2005

02 ... through a regional operational model

Regional operations

Network



- Regional **supervision center**
- **Homogeneous** network **equipment**
- Regional **planning/ design**

IT



- **Regional** IT strategy based on a common **application map**
- **Regional datacenters**
- Centralized **purchasing**

Support functions



- **Shared services:** Finance, HR, logistics, real estate, etc.

- **Different service level agreed** based on customer's value and needs
- **Homogeneous** business **processes**

Client segments

Households



SMEs



Corporations



- **EUR ~40 million of regional synergies (OPEX+CAPEX) captured in 2005**
- **Plus EUR ~400 million in cumulative Operating Cash Flow expected for 06-09**

02 CAPEX management will maximize the value of investments

CAPEX and depreciation evolution*


Index
Depreciation
CAPEX
100
50
2005
2006
2007
2008
2009

CAPEX breakdown


Percentage
100
100
Non-traditional
Traditional
~40
~60
~60
~40
2005
2009

- **Regionally optimize CAPEX** by:
  - Continuing the rigorous approval process
  - Leveraging regional synergies

- **Increase CAPEX** allocation **to broadband, pay TV and new services** to fuel growth

* Fixed exchange rate 2005

02 T-Latam: a transformed company uniquely positioned to consolidate growth

Grow in revenues while increasing profitability (ROCE) and cash flows

"Key themes"

Objective	Key themes
Grow access lines and ARPU through an enhanced offer	■ Sub-segment based value proposition ■ F-M joint offers ■ Innovation
Improve *efficiency* by leveraging scale	■ Regional operations ■ F-M synergies
Ensure business *sustainability*	■ **Talent** ■ **Public positioning** ■ **Customer satisfaction**

T-Latam's competitive advantages

- Regional scale
- Part of an integrated Group
- World-class efficiency
- Diverse/large pool of talent

02 Business sustainability will be driven by employee and customer satisfaction …

Our high employee satisfaction …

- TeleSP/TASA selected in the top 50 ranking by the "Great Place to Work"
- Over 15 senior executives transferred to other Telefónica business lines
- 11% of managers rotated regionally in 2005



Employee satisfaction
Percentage
62
67
71
2003
2004
2005

… will be the basis for outperforming our competitors in customer satisfaction



Quality of processes
Corporate image
Improving …
Branding
Client communication



Customer satisfaction
Percentage
Better than competitors in all markets
Increase in all countries from 2004
2005
2009

02 ... and by strengthening our public positioning

- A strong public positioning is critical to ensure the **sustainability of the business** by ...
- ... getting **support/aligning all stakeholders** ...
- ... reinforcing our **reputation/brand**


Engine for the development of the Society of Information
Commitment with the countries

Llaqt@red



"Reaches more than 140,000 people in rural areas"

crece PERÚ

"10 proposals for stability in process"

Educared


colegio tiene Internet

"More than 45,000 registered users"

Alianza Brasil-España



"Proposal for the creation of a permanent operational structure"

We are the **main investor** in the region

We have developed the **market for D/E** segments

We **stayed in the region** through economic crisis while many others left

02 All in all, we are uniquely positioned to continue capturing the regional growth opportunities

Being part of the Telefónica Group

Telefónica

Regional scale



Anticipation, transformation and synergies ...

... always focusing on the customer

Operational efficiency



Best talent



FIFTH INVESTOR CONFERENCE

Index

Telefónica

03 Our goal: accelerate growth …

% CAGR 2005–09

Fixed telephony accesses
Thousands


2–4%
21,675
2005
2009

DSL accesses*
Thousands


26%
~5,500
2,165
2005
2009

* Only fixed telephony operators; includes retail and wholesale accesses

03 ... in all countries ...

Average annual growth 2005-09

Percentage



Fixed telephony accesses growth
DSL accesses growth*
Brazil
0-1
15-18
Argentina
0-1
34-37
Chile
0-1
29-32
Peru
0-1
13-15
Colombia
2-4
140-150

* Includes retail and wholesale accesses

... with a focus on profitability

% CAGR 2005–09*

Higher ARPU


ARPU**
Index
2-3%
100
2005
2009

Leaner


OPEX/line
Index
0-1%
100
2005
2009

Stable CAPEX


Capex/revenues
Percentage
11.9
12-13.5
2005
2009


ROCE
1-3 pp
2005
2009

* Fixed exchange rate 2005
** Only fixed telephony operators

03 T-Latam financial commitments

EUR millions	FY 2005 [1]	CAGR 2005-09E [2]
Revenues	8,352	5-8%
Operating Income before D&A [3]	3,638	6-9%
Operating Income [3]	1,839	10-15%

EUR millions	FY 2005 [1]	Cumulative 2006-09E [2]
CAPEX	991 [4]	5,000-5,500

1 T-Latam fiscal year numbers are pro-forma, including Terra's Latam units since January 2005
2 Assumes constant exchange rates as of 2005 and excludes changes in consolidation other than Colombia Telecom, which starts to be consolidated in May 2006
3 In terms of guidance calculation, Operating Income before D&A and Operating Income exclude other exceptional revenues/expenses not foreseeable in 2006-2009. For comparison purposes, the equivalent other exceptional revenues/expenses registered in 2005 are also deducted from reported figures (EUR 128 million from Infonet and Telinver)
4 Calculated using 2005 average exchange rates

FIFTH INVESTOR CONFERENCE

Key messages

- We have a **consistent track record** of meeting commitments by continuously anticipating the market and transforming the business
- We pioneered the international expansion of Telefónica and proved that being part of a **global and integrated leader** gives us an unrivalled advantage
- Looking forward, we expect a **bright future for the region** rooted in solid fundamentals
- We are **uniquely positioned** to capture the growth opportunities by deepening our transformation as a regional company within the Telefónica Group

Telefonica